LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111


03050569

08 May 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully



Ann. E. Mantz
Company Secretary

dlw 5/20

cc. Mr. Brian Teitelbaum (Citibank)



03 MAY 19 AM 7:21

8 May 2003

LAURA ASHLEY HOLDINGS plc
("the Company")
Results for the 52 weeks to 25 January 2003

Summary

- Loss before tax and exceptional items £4.9m (2002: profit before tax and exceptional items £9.3m)
- Group sales up 5.5% to £292.0m (2002: £276.8m)
- 1 for 4 rights issue (net proceeds: £8.2m) announced to fund closure of stores in Continental Europe and Group working capital. Exit from loss-making operations in Continental Europe underway
- UK Home Furnishings total sales up 17%, like-for-like sales up 9%
- UK Fashion total sales down 1%, like-for-like sales flat
- Mail Order sales up 31%
- UK selling space increased by 3%, with 18 new stores opened in the year

Commenting on the results, KC Ng, Chief Executive Officer, said:

"This has been a very challenging year for Laura Ashley. While we have seen some progress in the UK, particularly with another excellent performance from Home Furnishings, overall the result is disappointing, primarily due to a serious decline in Continental Europe. However, our strategy to resolve this problem is in place and we are now in a position to see the real benefits of our multi-channel approach in the UK coming through in our performance. I would like to thank the staff for their continued efforts and dedication and to express my sincere appreciation to all our shareholders for their continued support."

Enquiries:

Laura Ashley Holdings plc — **020 7404 5959 (8 May)**
David Cook, Chief Financial Officer — 020 7880 5100 (thereafter)
Diana Bourne, Head of Public Relations

Brunswick — **020 7404 5959**
Tom Buchanan
Katya Reynier
Deborah Spencer

Overview

The year ended 25 January 2003 has been another challenging trading period for the Company, reflecting in part the continuing global economic downturn and uncertainty that remained throughout the year, particularly in Continental Europe. During the year, the Company has taken action to mitigate the losses in Continental Europe and announced in January that it would close a majority of its stores in the region. In order to fund the closure of these stores and to improve working capital, the Company has undertaken a successful 1 for 4 rights issue. The Board firmly believes that this action will place the Company on a firmer foundation for future trading.

For the 52 weeks ended 25 January 2003, Laura Ashley recorded a 5.5% increase in total Group turnover to £292.0 million (2002: £276.8 million). Overall retail like-for-like sales for the period were up 3% (UK +6%, Continental Europe -9%). In line with our announcement of 13 March 2003, the Group recorded a loss before tax and exceptional items of £4.9 million (2002: profit before tax and exceptional items £9.3 million). In addition, this year, we have a further £9.2 million of charges relating to the closure of 46 of our Continental European stores bringing losses before tax to £14.1 million.

The reported loss was in part due to increased costs arising from previously announced investments in the future of the business, in areas such as systems, distribution, customer services and the growth in UK store numbers. A full review of costs has been undertaken and reductions in a number of areas are expected this year.

Home Furnishings

This was another strong year of growth for Home Furnishings with total sales up 14% (UK +17%, Continental Europe –6%) and like-for-like sales up 7% (UK+9%, Continental Europe –6%). The division now accounts for 67% of total retail sales. New stand alone Home Furnishings stores continue to be profitable and we have seen particular growth in cabinet furniture, lighting and accessory products.

Overall, Group margins have fallen. Much of this decrease in margin is caused by previously announced Home Furnishings factors, such as the clearance of furniture in the first half, increased promotional activity and the continued change in product mix towards furniture. Home Furnishings continues to benefit from the expansion of our multi-channel

retailing approach, particularly Mail Order and Internet and will continue to be a focus for future opportunities.

Fashion

Total retail sales were down 4% (UK –1%, Continental Europe –15%). Like-for-like sales were down 2% (UK 0%, Continental Europe –14%). Clearly the trading position in Continental Europe has impacted the Group as a whole. This situation worsened after the year end on news of our store closure plans. In the UK, we are encouraged to note an improvement in sales over the first quarter of the current financial year.

Continental Europe

As previously reported, over the first half in Continental Europe there was a steep decline in Fashion sales as a result of which the Company undertook a strategic review to determine the best way of addressing the problems in that region. As part of this review, the Company announced in November 2002 that it was to close five stores in France and six in Germany. In our trading update for the 23 week period ended 4 January 2003, we reported that trading in our operations in Continental Europe had worsened. Following the disappointing Christmas trading period, the Company announced on 23 January that it intended to close a further 35 stores across Continental Europe, including all the stores in Germany.

We are currently in discussions with several parties to reach franchise agreements for our stores in Continental Europe. We will make any further announcements about the progress of these talks as soon as is appropriate. The Company is committed to maintaining a presence in Continental Europe through its franchising and licensing activities

Mail Order

Mail Order is a central feature of our multi-channel approach to retailing, in which our fashion catalogues not only drive sales directly, but also encourage customers to visit our stores. During the year, the Mail Order business continued to grow, with sales up 31% on the same period last year. We have seen a successful re-launch of the Fashion Mail Order business and further expansion in Home Furnishings. The active customer database grew by over 25%. Further growth is anticipated during the current year, as the investment phase in growing critical mass in this business continues.

E-Commerce

In its first full year of trading, e-commerce has become an established part of our multi-channel business, with 68,000 registered users. Demand was particularly strong in the second half and we are confident of further strong growth in the coming year.

Store Portfolio

Over the last year, we have opened 18 new, mainly Home Furnishings stores in the UK. With the closure of six stores in the same period, the overall selling space has increased by 3%. As previously reported, we have continued to open new, edge of town Home Furnishings stores, the most recent being Weybridge, Norwich and Rugby which were opened after the year end. We now have a total of 31 such stores and they are performing well.

Our current strategy for Continental Europe means that we will retain 19 stores, which will operate as part of our own portfolio. However, if the current discussions with potential franchise partners in Continental Europe are successful, the stores that we plan to keep open, plus some of the stores currently scheduled to close, will be operated as Laura Ashley franchise stores.

Franchising and Licensing

We have continued to develop our franchising activities with the recent launch of four new franchise stores in Japan, including stand alone stores in Ooizumi and Motomachi and a concession within a department store in Riyadh, Saudi Arabia. In North America, the number of franchise stores had reduced to three at the end of April 2003.

Overall licensing revenue was lower than last year due to the soft US market. However for the next financial year, we anticipate some recovery and are in current negotiations with three prospective licensees. In addition, our manufacturing company, Texplan Manufacturing Limited, has performed to expectations and has successfully negotiated a new contract with Homebase for the supply of a new range of Laura Ashley paint, which is now produced in-house by Texplan.

Dividend

In light of the difficulties faced during the year and Laura Ashley's current financial result, it is not possible to pay a dividend this year.

Current trading

Trading in the 14 weeks to 3 May 2003 shows total retail sales flat on last year (UK +6%, Continental Europe –33%). Total like-for-like sales are down 1% (UK +3%, Continental Europe –27%). These figures demonstrate the impact of Continental European trading on total Group sales. As mentioned above, we are actively working towards a resolution to our problems in these territories.

8 May 2003

Laura Ashley Holdings plc ("the Company")
Announcement of Board Changes

Laura Ashley today announces that KC Ng has resigned as Chief Executive Officer of the Company with effect from 1st June 2003. He will, however, remain on the Board as a Non-Executive Director. The Board has appointed Ms Ainum Mohd-Saaid as a director with immediate effect. Ms Ainum Mohd-Saaid and Ms Rebecca Annapillai Navarednam have been appointed joint Chief Executive Officers (CEOs) with effect from 1 June 2003.

The new joint CEOs bring considerable experience to the Company. Ainum Mohd-Saaid (aged 57) is a senior lawyer who has held the position of Attorney General in Malaysia and has also held the position of Executive Director/Chief Operating Officer of a successful retail fashion group in that country. Rebecca Navarednam (aged 56) is a Fellow Member of the Institute of Chartered Accountants in England and Wales. She was General Manager of a leading bank in Malaysia and has held the position of Chief Financial Officer at Corus and Regal Hotel Group plc.

Commenting on these changes, Dr Khoo, Chairman of Laura Ashley said:

"I would like to take this opportunity to thank KC Ng for his contribution to Laura Ashley during a difficult time in its evolution."

"We have chosen to split the CEO's role because of the unique skills that the new joint holders of this position bring to the Company. Their roles will be distinct, with clear lines of reporting within the business, and I am confident that this structure will allow us to accelerate our strategy as a successful retailer in the UK and a franchisor and licensor of the Laura Ashley brand in the rest of the world"

Enquiries:

David Walton Masters	Non-Executive Deputy Chairman, Laura Ashley	020 7404 5959 (8 May only)
Tom Buchanan / Katya Reynier	Brunswick	020 7404 5959

Notes To Editors:

Biographies of both Ainum Mohd-Saaid and Rebecca Navarednam are attached to this release.

An interview with David Walton Masters, non-Executive Deputy Chairman of Laura Ashley Holdings plc, in video/audio and text will be available from 07:00 on Thursday 8 May on: http://www.lauraashley.com and on http://www.cantos.com

Biographies:

Ainum Mohd-Saaid

Ainum, aged 57 years is an LL.B (Hons) Graduate of the University of Singapore, and an LL.M (Magna Cum Laude) Graduate of the University of Brussels.

Ainum was the Treasury Solicitor for the Malaysian Federal Treasury before she was seconded to World Bank as Counsel of their Legal Department. In the private sector, she was the Executive Director/Chief Operating Officer of Metrojaya Berhad, a successful retail fashion group listed on the Kuala Lumpur Stock Exchange, before she was appointed Deputy Chief Executive of the Securities Commission, Malaysia. Ainum then went on to become the Attorney General of Malaysia. In the UK, she has held the position of Chief Legal Advisor for both Laura Ashley Holdings plc and Corus & Regal Hotels plc.

Rebecca Annapillai Navarednam

Rebecca, aged 56, is a Fellow Member of the Institute of Chartered Accountants in England & Wales and an Associate member of the Institute of Cost & Management Accountants. She started her career as a Chief Internal Auditor in the Bank of Commerce Berhad, a Malaysian Bank, where she rose to the position of Assistant General Manager. She then joined Sime Bank Berhad, another Malaysian Bank as a General Manager. In the UK, Rebecca has held the position of Chief Financial Officer with Corus and Regal Hotels plc.